Sergi Herrero Stepping Down as co-CEO of VEON Ltd. Amsterdam, 16 April 2021 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, has today announced changes to its leadership structure. Co-Chief Executive Officer Sergi Herrero, who joined the company in September 2019, will be stepping down as co-CEO effective June 30, 2021. Sergi is expected to continue advising the company, in particular with respect to the VEON Ventures businesses which focus on generating value in high growth areas. Sergi commented: “It has been a pleasure working as co-CEO of the company, with the support of the Board, particularly in developing new growth areas for the business. I look forward to remaining actively engaged with VEON as it continues to build value in Pakistan, Bangladesh, Russia, Ukraine and elsewhere.” Kaan Terzioglu will continue in his role as CEO of VEON Ltd. with overall responsibility for corporate matters and the general operations of the group. Chairman of the Board, Gennady Gazin commented: “Sergi has done an excellent job developing our ventures business and the team leading it. VEON remains fully committed to building new digital businesses. Our markets of operation present tremendous opportunities in areas such as mobile financial services and digital content and capitalizing on this is a top priority for VEON.” ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit www.veon.com. DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON CONTACTS Investor Relations Nik Kershaw ir@veon.com